June 26, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Ruairi J. Regan, Staff Attorney

Re:	Canada Goose Holdings Inc.
Registration Statement on Form F-1 (File No. 333-218714)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Canada Goose Holdings Inc., a British Columbia corporation (the “Company”), hereby requests that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on June 27, 2017, or as soon as possible thereafter.

Please call Julia Chen of Ropes & Gray LLP, counsel to the Company, at (617) 235-4321 as soon as the registration statement has been declared effective.

Very truly yours,

Canada Goose Holdings Inc.

By:	/s/ John Black
Name:	John Black
Title:	Chief Financial Officer

250 BOWIE AVENUE • TORONTO, ONTARIO • M6E 4Y2 • CANADA